Exhibit 21.1

Salix Pharmaceuticals, Ltd. Subsidiaries

Name	Jurisdiction

Salix Pharmaceuticals, Inc.	California

Glycyx Pharmaceuticals, Ltd.	Delaware

InKine Pharmaceutical Company, Inc.	New York

Corbec Pharmaceuticals, Inc.	Delaware

Sangen Pharmaceutical Company	Delaware